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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                 Orange 21 Inc.
           -----------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    685317109
           -----------------------------------------------------------
                                 (CUSIP Number)

                                  May 22, 2006
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ] Rule 13d-1(b)
       [X] Rule 13d-1(c)
       [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:   685317109                 13G                     Page 2 of 9 Pages
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1.   Names of Reporting Persons:     Costa Brava Partnership III L.P.
       I.R.S. Identification Nos. of above persons (entities only):   04-3387028

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]

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3.   SEC Use Only

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4.   Citizenship or Place of Organization:    A Delaware limited partnership

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                      5.   Sole Voting Power:             467,500(1)
Number of
Shares                ----------------------------------------------------------
Beneficially          6.   Shared Voting Power:           -0-
Owned by
Each Reporting        ----------------------------------------------------------
Person With           7.   Sole Dispositive Power:        467,500(1)

                      ----------------------------------------------------------
                      8.   Shared Dispositive Power:      -0-

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person:   467,500(1)

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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions):______

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11.  Percent of Class Represented by Amount in Row (9):     5.8%(2)

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12.  Type of Reporting Person (See Instructions):     PN

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         (1) The Reporting Persons were the beneficial owners of 467,500 shares of the Issuer's Common Stock, $0.0001 par value per share on May 30, 2006.

         (2) The percentage ownership of the Reporting Persons in the Issuer's Common Stock, $0.0001 par value is based upon 8,084,314 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended March 31, 2006.

CUSIP No.:   685317109                 13G                     Page 3 of 9 Pages
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1.   Names of Reporting Persons:     Roark, Rearden & Hamot, LLC
       I.R.S. Identification Nos. of above persons (entities only):   10-0000708

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]

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3.   SEC Use Only

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4.   Citizenship or Place of Organization:    A Delaware limited partnership

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                      5.   Sole Voting Power:             467,500(3)
Number of
Shares                ----------------------------------------------------------
Beneficially          6.   Shared Voting Power:           -0-
Owned by
Each Reporting        ----------------------------------------------------------
Person With           7.   Sole Dispositive Power:        467,500(3)

                      ----------------------------------------------------------
                      8.   Shared Dispositive Power:      -0-

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person:   467,500(3)

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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions):______

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11.  Percent of Class Represented by Amount in Row (9):     5.8%(4)

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12.  Type of Reporting Person (See Instructions):     OO - Other

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         (3) The Reporting Persons were the beneficial owners of 467,500 shares of the Issuer's Common Stock, $0.0001 par value per share on May 30, 2006.

         (4) The percentage ownership of the Reporting Persons in the Issuer's Common Stock, $0.0001 par value is based upon 8,084,314 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended March 31, 2006.

CUSIP No.:   685317109                 13G                     Page 4 of 9 Pages
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1.   Names of Reporting Persons:     Seth W. Hamot
       I.R.S. Identification Nos. of above persons (entities only):

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]

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3.   SEC Use Only

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4.   Citizenship or Place of Organization:    A Delaware limited partnership

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                      5.   Sole Voting Power:             467,500(5)
Number of
Shares                ----------------------------------------------------------
Beneficially          6.   Shared Voting Power:           -0-
Owned by
Each Reporting        ----------------------------------------------------------
Person With           7.   Sole Dispositive Power:        467,500(5)

                      ----------------------------------------------------------
                      8.   Shared Dispositive Power:      -0-

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person:   467,500(5)

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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions):______

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11.  Percent of Class Represented by Amount in Row (9):     5.8%(6)

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12.  Type of Reporting Person (See Instructions):     IN, HC

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         (5) The Reporting Persons were the beneficial owners of 467,500 shares of the Issuer's Common Stock, $0.0001 par value per share on May 30, 2006.

         (6) The percentage ownership of the Reporting Persons in the Issuer's Common Stock, $0.0001 par value is based upon 8,084,314 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended March 31, 2006.

Item 1.

     (a) Name of Issuer:

         Orange 21 Inc.

     (b) Address of Issuer's Principal Executive Offices:

         2070 Las Palmas Drive
         Carlsbad, CA 92009

Item 2.

     (a) Name of Person Filing:

              The name of the person filing is Costa Brava Partnership III L.P. Seth W. Hamot is the president of Roark, Rearden & Hamot, LLC, which is the general partner of Costa Brava Partnership III L.P. Each of the parties listed in the immediately preceding sentence is referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." All of the shares of Common Stock, $0.0001 par value per share that were beneficially owned by the Reporting Persons were held by Costa Brava Partnership III L.P.

     (b) Address of Principal Business Office or, if None, Residence:

              The principal business address of each of Costa Brava Partnership III L.P., Seth W. Hamot, and Roark, Rearden & Hamot, LLC is 420 Boylston Street, Boston, MA 02116.

     (c) Citizenship:

              Costa Brava Partnership III L.P. is a Delaware limited partnership. Roark, Rearden & Hamot, LLC is a Delaware limited liability company. Seth W. Hamot is a United States citizen.

     (d) Title of Class of Securities:

              Common Stock, $0.0001 par value per share

     (e) CUSIP Number:

              685317109

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  [ ]   Broker or dealer registered under section 15 of the Act (15 U.S.C.
           78o).
(b)  [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)  [ ]   Insurance company as defined in section 3(a)(19) of the Act (15
           U.S.C. 78c).
(d)  [ ]   Investment company registered under section 8 of the Investment
           Company Act of 1940 (15 U.S.C. 80a-8).
(e)  [ ]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)  [ ]   An employee benefit plan or endowment fund in accordance with
           ss.240.13d-1(b)(1)(ii)(F);
(g)  [ ]   A parent holding company or control person in accordance with ss.
           240.13d-1(b)(1)(ii)(G);
(h)  [ ]   A savings associations as defined in Section 3(b) of the Federal
           Deposit Insurance Act (12 U.S.C. 1813);
(i)  [ ]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)  [ ]   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

              Not Applicable.

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) through (c):

          The information requested hereunder is set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G.

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

              Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

              Not applicable.

Item 8.   Identification and Classification of Members of the Group.

              Not applicable.

Item 9.    Notice of Dissolution of Group.

              Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The Reporting Persons have agreed that this Schedule may be filed by Costa Brava Partnership III L.P. on behalf of all of them jointly pursuant to Rule 13d-1(k)(1). A copy of such agreement is attached as an Exhibit to this Schedule.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Date: May 30, 2006
                                                  ------------


                                            COSTA BRAVA PARTNERSHIP III L.P.

                                            By:  Roark, Rearden & Hamot, LLC,
                                                   its General Partner

                                                   By: /s/ SETH W. HAMOT
                                                       -------------------------
                                                       Name:   Seth W. Hamot
                                                       Title:  President


Attention:        Intentional misstatements or omissions of fact constitute
                  Federal criminal violations (See 18 U.S.C. 1001).

                                  EXHIBIT INDEX


Exhibit 1         Agreement Regarding the Joint Filing of Schedule 13G

                                                                       Exhibit 1
                                                                       ---------


                               AGREEMENT REGARDING
                        THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

          Dated:  May 30, 2006

                                             COSTA BRAVA PARTNERSHIP III L.P.

                                            By: Roark, Rearden & Hamot, LLC, its
                                                      General Partner

                                            By: /s/ SETH W. HAMOT
                                                --------------------------------
                                                Name:   Seth W. Hamot
                                                Title:  President

                                            ROARK, REARDEN & HAMOT, LLC

                                            By: /s/ SETH W. HAMOT
                                                --------------------------------
                                                Name:   Seth W. Hamot
                                                Title:  President

                                            SETH W. HAMOT

                                            By: /s/ SETH W. HAMOT
                                                --------------------------------
                                                Seth W. Hamot